                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 3)

                          Advanced Radio Telecom Corp.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of class of securities)

                                   00743U-10-1
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                                 (CUSIP number)

                               H. Bryan Ives, III
                   Nelson Mullins Riley & Scarborough, L.L.P.
                               100 N. Tryon Street
                                   Suite 2600
                      Charlotte, North Carolina 28202-4000
                                 (704) 417-3000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 20, 1998
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



                         (Continued on following pages)
                               (Page 1 of 5 Pages)

                                                                          Schedule 13D
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CUSIP No.  00743U-10-1                 13D                           Page 2 of 5 Pages
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 1          NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            Columbia Capital Corporation
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 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
                                                                             (b)  [ ]
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 3          SEC USE ONLY

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 4          SOURCE OF FUNDS*
            AF
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 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                [ ]
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 6          CITIZENSHIP OR PLACE OF ORGANIZATION
            Virginia
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                             7       SOLE VOTING POWER
    NUMBER OF                        2,658,828
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING
   PERSON WITH
                         ---------------------------------------------------------------
                             8       SHARED VOTING POWER
                                     0
                         ---------------------------------------------------------------
                             9       SOLE DISPOSITIVE POWER
                                     2,658,828
                         ---------------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER
                                     0
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 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,658,828
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 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
            EXCLUDES CERTAIN SHARES*

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 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            11.9%
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 14         TYPE OF REPORTING PERSON*
            CO
----------------------------------------------------------------------------------------

                          ADVANCED RADIO TELECOM CORP.
                             (CUSIP NO. 00743U-10-1)

         By this Amendment No. 3 to Schedule 13D, Columbia Capital Corporation, a Virginia corporation ("Columbia Capital"), hereby amends the joint Schedule 13D ("Schedule 13D") filed by Columbia Capital and CCC Millimeter, L.P., a Delaware limited partnership ("CCC Millimeter"), relating to the common stock, par value $.001 per share (the "Common Stock"), of Advanced Radio Telecom Corp., a Delaware corporation (the "Issuer"). Except as specifically amended by this Amendment No. 3, the Schedule 13D of CCC Millimeter and Columbia Capital remains in full force and effect.

         Item 2, subparagraph (a) is hereby amended and restated in its entirety to read as follows:

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This statement is filed with respect to Columbia Capital Corporation, a Virginia corporation ("Columbia Capital"). Columbia Capital is referred to herein as the "Reporting Person." Columbia Capital and CCC Millimeter, L.P., a Delaware limited partnership ("CCC Millimeter") filed a joint Schedule 13D with respect to their ownership of shares of the Common Stock of the Issuer on March 10, 1997, as amended by Amendments No. 1 and 2 thereto dated July 21, 1997 and March 5, 1998, respectively. As reported in Amendment No. 2, CCC Millimeter no longer owns 5% or more of the Issuer's Common Stock. Accordingly, this Amendment No. 3 is being filed only by Columbia Capital. Columbia Capital is the sole general partner of CCC Millimeter and Columbia Millimeter Communications, L.P., a Delaware limited partnership ("Columbia Millimeter"). CCC Millimeter owns approximately 1.6% of the Issuer's Common Stock. Columbia Millimeter owns approximately 2.9% of the Issuer's Common Stock. By virtue of its position as sole general partner of each of CCC Millimeter and Columbia Millimeter, Columbia Capital has the power to vote and dispose of the Common Stock held by CCC Millimeter and Columbia Millimeter.

         Item 3 is hereby amended and restated in its entirety to read as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On July 3, 1996, the Issuer entered into an agreement (the "CommcoCCC Agreement") to acquire 129 38 GHz wireless broadband authorizations (the "Assets") from CommcoCCC, Inc. ("CommcoCCC") in exchange for 6,000,000 shares of Common Stock of the Issuer. On February 25, 1997, the CommcoCCC Agreement was consummated by the transfer of the Assets in exchange for the issuance of 6,000,000 shares of Common Stock as follows: 2,350,310 shares to CCC Millimeter; 855,304 shares to Columbia Millimeter; and 2,794,386 shares to the remaining shareholder of CommcoCCC, Commco, L.L.C. In addition, in connection with certain bridge financings, the Issuer issued to Columbia Capital and Commco, L.L.C., five-year warrants to purchase a total of 116,364 shares of Common Stock, all at an exercise price of $17.1875 per share ($15.00 after giving effect to anti-dilution adjustments). Of such warrants, Columbia Capital owns warrants for 62,173 shares and the remaining warrants for 54,191 shares were issued to Commco, L.L.C. The warrants owned by Columbia Capital became exercisable in October, 1997.

         Effective April 29, 1997, Columbia Millimeter distributed 136,435 shares of the Issuer's Common Stock to its sole general partner, Columbia Capital, and 547,809 shares of the Issuer's Common Stock to its individual limited partners. Following this distribution, Columbia Millimeter retained record ownership of 171,060 shares of the Issuer's Common Stock. Columbia Capital, by virtue of its position as the sole general partner of CCC Millimeter and Columbia Millimeter, has the power to vote and dispose of the Issuer's Common Stock held by CCC Millimeter and Columbia Millimeter.

         In October, 1997, CCC Millimeter, Columbia Millimeter, and Columbia Capital agreed to transfer an aggregate of 421,700 shares of the Issuer's Common Stock to BizTel Communications, Inc. ("BizTel") to settle claims asserted against them by BizTel. CCC Millimeter subsequently transferred 421,700 shares of the Issuer's Common Stock to BizTel on behalf of itself and on behalf of Columbia Millimeter and Columbia Capital. In order to reimburse CCC Millimeter for the shares of the Issuer's Common Stock transferred on their behalf, (i) Columbia Millimeter transferred 54,234 shares of the Issuer's Common Stock to CCC Millimeter on February 18, 1997, and (ii) Columbia Capital transferred 93,087 shares of the Issuer's Common Stock to CCC Millimeter on February 18,1998.

         On February 18, 1998, CCC Millimeter distributed to its partners on a pro rata basis a total of 1,718,765 shares of the Issuer's Common Stock. Included in this distribution was a transfer of 758,765 shares of the Issuer's Common Stock to Columbia Capital, which is the general partner of CCC Millimeter. On March 16, 1998, Columbia Capital sold 15,200 shares of the Issuer's Common Stock.

         In connection with the CommcoCCC Agreement, Columbia Capital and Columbia Millimeter granted to the Issuer pursuant to that certain Right of First Offer Agreement dated July 3, 1996 (the "First Offer Agreement") a right of first offer on any 38 GHz authorizations granted to Columbia Capital or Columbia Millimeter with respect to any pending applications owned by them. Columbia Capital and Columbia Millimeter were granted certain 38 GHz authorizations with respect to their pending applications and notified the Issuer of their desire to transfer such new authorizations. In response to such notification, the Issuer elected to purchase those authorizations pursuant to the First Offer Agreement. On May 20, 1998, the Issuer completed the acquisition of those authorizations from Columbia Capital and Columbia Millimeter in exchange for 1,335,750 shares of the Issuer's Common Stock.

     Item 5 is hereby amended and restated in its entirety to read as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

         (a) Columbia Capital currently beneficially owns 2,658,828 shares of the Issuer's Common Stock, representing approximately 11.9% of the currently outstanding Common Stock. This amount includes 1,584,286 shares owned directly by Columbia Capital (representing approximately 7.1% of the currently outstanding Common Stock), 62,173 shares issuable upon exercise of the warrant, which shares Columbia Capital is deemed to own beneficially, and 1,012,369 shares owned of record by CCC Millimeter and Columbia Millimeter, which shares Columbia Capital is deemed to own beneficially by virtue of its position as sole general partner of each of CCC Millimeter and Columbia Millimeter. CCC Millimeter currently beneficially owns 357,166 shares of the Issuer's Common Stock, representing approximately 1.6% of the currently outstanding shares of Common Stock. Columbia Millimeter currently beneficially owns 655,203 shares of the Issuer's Common Stock, representing approximately 2.9% of the currently outstanding shares of Common Stock. The aggregate percentage of shares of Common Stock reported as owned by the Reporting Person is based upon 22,237,843 shares outstanding as of May 12, 1998, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, filed with the Securities and Exchange Commission on May 15, 1998.

         (b) Columbia Capital has the sole power to vote and dispose of all 1,548,286 shares of Common Stock owned directly by it and, by virtue of its position as sole general partner of each of CCC Millimeter and Columbia Millimeter, Columbia Capital has the sole power to vote and dispose of all 1,012,369 shares of the Issuer's Common Stock owned by CCC Millimeter and Columbia Millimeter.

         (c)      Not applicable.

         (d)      Not applicable.

         (e) On February 18, 1998, CCC Millimeter distributed to its partners on a pro rata basis a total of 1,718,765 shares of the Issuer's Common Stock. As a result of such distributions, CCC Millimeter owns less than five percent (5%) of the Issuer's Common Stock.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                     June 24, 1998


                                     COLUMBIA CAPITAL CORPORATION



                                     By:  /s/ Neil P. Byrne
                                          -----------------------
                                     Printed Name:  Neil P. Byrne
                                     Its:  Vice-President